SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1 )*

                CHILDREN'S BROADCASTING CORPORATION
                -----------------------------------

                           Common Stock
                -----------------------------------

                            168755 20 5
                          ---------------
                          (CUSIP number)

                        David K. Thompson
        Senior Vice President - Assistant General Counsel
                     The Walt Disney Company
                   500 South Buena Vista Street
                    Burbank, California 91521
        --------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                            October 24, 1996
               ------------------------------------
               (Date of Event which Requires Filing
                        of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        ABC Radio Network, Inc.    13-3331730

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                             (a) / /
        Not Applicable                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

        Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):
                                                 / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

               7.   SOLE VOTING POWER:            0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:          0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:       0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*: / /

        Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0

14.  TYPE OF REPORTING PERSON*:

        CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        ABC Holding Company Inc.    13-3331710

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                             (a) / /
        Not Applicable                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

        Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):
                                                 / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

               7.   SOLE VOTING POWER:            0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:          0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:       0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*: / /

        Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0

14.  TYPE OF REPORTING PERSON*:

        CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        ABC, Inc. (formerly Capital Cities/ABC, Inc.)    14-1284013

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                             (a) / /
        Not Applicable                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

        Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):
                                                 / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        New York

               7.   SOLE VOTING POWER:            0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:          0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:       0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*: / /

        Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0

14.  TYPE OF REPORTING PERSON*:

        CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.   NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

        The Walt Disney Company    95-4545390

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:

                                             (a) / /
        Not Applicable                       (b) / /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*:

        Not Applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e):
                                                 / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware

               7.   SOLE VOTING POWER:            0
NUMBER OF
SHARES
BENEFICIALLY   8.   SHARED VOTING POWER:          0
OWNED BY
EACH
REPORTING      9.   SOLE DISPOSITIVE POWER:       0
PERSON WITH

               10.  SHARED DISPOSITIVE POWER:     0


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

        0

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*: / /

        Not Applicable

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

        0

14.  TYPE OF REPORTING PERSON*:

        CO

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5.   Interests in the Security of the Issuer.

          Pursuant to Section 1.2 of the Common Stock Purchase Warrant No. MW-0000002 dated November 23, 1995 (filed as Exhibit A to the previous Schedule 13D), the warrant terminated on October 24, 1996 due to the effective termination on that date of the Agreement dated November 17, 1995 between ABC Radio Network, Inc. and the Issuer. The warrant had not been exercised in whole or in part by ABC Radio Network, Inc.

                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               November 11, 1996
                              -------------------
                                      Date


                              THE WALT DISNEY COMPANY


                              By: /s/ David K. Thompson
                                  ---------------------------
                                  Name:   David K. Thompson
                                  Title:  Senior Vice President-
                                          Assistant General Counsel


                              ABC, INC. (formerly Capital Cities/ABC, Inc.)


                              By: /s/ Franco Garcia
                                  ----------------------------
                                  Name:   Franco Garcia
                                  Title:  Assistant Secretary


                              ABC HOLDING COMPANY INC.


                              By: /s/ Griffith W. Foxley
                                  -----------------------------
                                  Name:   Griffith W. Foxley
                                  Title:  Vice President


                              ABC RADIO NETWORK, INC.


                              By: /s/ Griffith W. Foxley
                                  ----------------------------
                                  Name:   Griffith W. Foxley
                                  Title:  Vice President